June 25, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated June 3, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2007 (the “2007 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.	We note in your response to our prior comment no. 1 that you have concluded that you have not been able to establish VSOE of fair value for the online service element for your current generation of games with online capability for which you do not charge a separate fee. We also note in your response to our prior comment no. 2 in our letter dated March 13, 2008 that for the fiscal year ended March 31, 2008, you allocated the total price of the package game products with online capability to the online service elements based on VSOE and recognize the related revenue on a straight-line basis over the estimated period during which the online services are performed. Based on your responses, it remains unclear whether you have established VSOE of the online functionality for games sold during the fiscal year ended March 31, 2008. Clarify whether VSOE of fair value for the online functionality of your games has been established for all of your games where you provide your internal servers to host online functionalities or whether VSOE has been established only for certain games. Additionally, if you have not established VSOE of fair value for the online functionality of games which you previously believed you had, clarify whether you plan on adjusting the revenue recognized for the year ended March 31, 2008 and any quarterly financial information furnished during the fiscal year ended March 31, 2008.

Response:

We have concluded that we have not been able to establish VSOE of fair value for the online functionality of our current generation of package games where we provide our internal servers to host online functionality, including the games for which we indicated in our response dated April 18, 2008 that we would allocate the total price of the package games to the online service elements based on VSOE. The adjustments to reflect the appropriate revenue recognition method for the sale of those game products has been reflected in our consolidated financial results for the year ended March 31, 2008 that we furnished on Form 6-K on May 15, 2008. We plan to amend our consolidated financial results for the third quarter ended December 31, 2007 because the adjustments for deferred revenue have a material impact on the financial results for the quarter. We will make public and furnish the amended financial results on Form 6-K once they are completed. However, we do not plan to amend our financial results for the first quarter ended June 31, 2007 and the second quarter ended September 30, 2007, as such adjustments would not have a material impact on those quarters in which we did not have major releases of game titles with online functionality. The amounts of revenue that should have been deferred at the end of those quarters were estimated to be nil and 166 million yen, respectively, which were not material.

2.	We note your response to our prior comment no. 2 where you indicate that the estimated online service period is six months for the packaged games. We also note that you determined this estimated period by analyzing historical online usage by each package game with the online capability and by game platform. Please provide us your analysis supporting the estimated online services period of six months. In this regard, we note in your response to our prior comment no. 1 in our letter dated March 13, 2008 that the history of console games with online functionality hosted on your internal servers are greater than six months.

Response:

We have internal statistics of online usage for our package games with online capabilities, including the number of online registered members and their login records by each package game and by game platform during the respective online service periods. Our analysis of those statistics indicated that the rate of online usage for each online service steadily decreased month after month from the release date, and that the rate of online usage for members who registered in the month of release decreased to less than 5 percent within six months. This trend was consistently observed across all of our package games with online functionality, including our soccer game “PRO EVOLUTION SOCCER 2008” (PS3) which had the highest rate of online usage. Therefore, based on such analysis, we have determined the estimated online service period to be six months.

Further, we supplementally advise that the service periods presented in the history of console games with online functionality in our response dated April 18, 2008 were greater than six months as they merely represented by title the total service periods in which we made our online service available. Such service periods usually coincide with our title release intervals of generally one year, in which a significant majority of our package games are sold within three months from the release date and the sales become virtually negligible after six months. In addition, the six-month online usage trend discussed above is consistently observed in a successive manner from the month of release through the end of those service periods.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junichi Motobayashi [fax: 03-5412-3315, e-mail address: mj.01434@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer Konami Corporation